Exhibit 10.15(a)

                         AGREEMENT


       The City and County of Denver ("CCD") and
Continental Airlines, Inc. ("Continental"), and United Air
Lines, Inc. ("United"), as signatory airlines ("Carriers") pursuant to their respective Denver International Airport
("DIA") Airport Use and Facilities Lease Agreements with
CCD (sometimes hereafter the "Lease" or "Leases" as usage requires) hereby agree as follows:

1. Continental Gate Lease Commitments: Continental commits to leasing gates on Concourse A at DIA, on a preferential use basis, pursuant to the further terms and conditions hereof, in the number and location, as follows:

CARRIER      NUMBER           LOCATION         LEASE TERM

Continental   10      A32, A34, A36, A38, A40,   5 years
                      A42, A44, A45, A47, A49

The locations and numbers specified above are intended to be in lieu of the locations and numbers specified in Continental's Lease, and such Lease will be revised to reflect the appropriate deletions and additions, including without limitation all associated operations and other space; provided, however, that Continental will lease terminal and concourse space totaling approximately
113,488 square feet (including club room, mail facility, and all other space). All such concourse space shall be located on Concourse A. The parties recognize and acknowledge that a portion of the space included in Continental's 113,488 square feet has not been specifically identified as of the date of this Agreement and that CCD will cooperate with Continental to designate such particular space as best meets its needs and objectives, provided that the final designation of space shall be approved by CCD in the exercise of its reasonable discretion. CCD and the Carriers expressly waive any argument that the lack of specificity as to the identity of the particular square feet leased renders any portion of this Agreement unenforceable. Continental will have the option to renew or not, in its sole discretion, and without any liquidated damages payment, its lease for five years at a reduced level of occupancy commensurate with three gates and associated space on Concourse A, consistent with any minimum space requirements for a three gate lease that may be imposed generally upon airlines by CCD at such time.

2. Rates and Charges: The methodology for calculating airline rates and charges is hereby modified to reflect the provisions of this Agreement and such modifications are reflected on attached Exhibit A, which shall become
Revised Exhibit F to the leases of all signatory airlines;
provided, however, that in the event of any inconsistency or ambiguity between this Agreement and Exhibit A hereto, this Agreement shall control. Rates and charges shall remain subject to the audit rights of all Carriers set forth in paragraph 6 below. The Carriers agree that for a period of five years CCD may (but is not required to) include up to 215,000 square feet of unleased operational and office space as "undeveloped space"; provided, however, that as additional square footage is leased after DBO, CCD agrees that it shall reduce such amount of undeveloped space accordingly.

3. Increased Amortization: Except and only to the extent, if any, that the rights of the owners of its airport revenue bonds (including without limitation rights arising from the rate maintenance covenant) are not thereby materially impaired, CCD will cause, by January 1, 1997 (or as soon thereafter as possible consistent with CCD's aforesaid obligations to owners of its airport revenue bonds), amortization of Capital Fund contributions to the planning, development, and construction of the new airport project, which CCD represents to be approximately
$264 million as of the date hereof, over a thirty-year term, which costs are currently to be amortized by CCD over a fifteen-year term. In addition, to the extent that United is reimbursed by CCD pursuant to the September 1, 1994 agreement between United and CCD, as amended on October 14, 1994, for (1) payments to BAE Automated
Systems, Inc. for the costs of the modifications to the automated baggage system, for amounts not to exceed $35 million, and (2) if CCD reimburses United for costs for the modification of the automated baggage system paid to parties other than BAE Automated Systems, Inc., for amounts not to exceed $10 million, such amounts shall be repaid to CCD by United over a thirty-year amortization period effective as of the date of any such reimbursements.

4. Right of First Refusal/Pedestrian Bridge: United hereby releases any claim of right of first refusal, which it has pursuant to its agreement with CCD, as to all gates and other space on Concourse A, except gates A32, A34, A36, A38, A40, A42, A44, A45, A47, and A49 and other space related to such gates, as to which gates and space
United's right of first refusal shall continue, and fur-ther, United releases any claims to any restrictions on any aspect of the use, appearance or function of the pedestrian bridge to Concourse A.

5.     Certain Baggage System Issues:

       a.  Rates and Charges for Baggage Systems.
       CCD and Carriers hereby agree that for
       purposes of rates and charges at DIA there are three separate and distinct baggage systems known as the Concourse A Automated
       Baggage System ("AABS"), the Concourse B, or
       United Automated Baggage System ("UABS"), and the Rapistan-Demag Backup Baggage System
       (the "BBS").  Therefore, all rates and
       charges for equipment and certain space
       associated with the DIA baggage systems, as defined and set forth herein, shall be allocated on the basis of these three separate systems as follows:

   i.  All baggage system equipment
       (hardware) located on Concourse A ("A
       Sortation Equipment") shall be part
       of the AABS and shall be charged
       exclusively to airlines operating
       from Concourse A on the basis of
       their respective passenger
       enplanements.  All space associated
       with such A Sortation Equipment shall
       be allocated to airlines operating
       from Concourse A on the basis of such
       airlines' rented square feet on such
       concourse as a percentage of total
       rentable square feet on such
       concourse.

  ii.  All baggage system equipment
       (hardware) located on Concourse B ("B
       Sortation Equipment") shall be part
       of the UABS and shall be charged
       exclusively to airlines operating
       from Concourse B.  All space
       associated with such B Sortation
       Equipment shall be allocated to
       airlines operating from Concourse B
       on the basis of such airlines' rented
       square feet on such concourse as a
       percentage of total rentable square
       feet on such concourse.

 iii.  All baggage system equipment
       (hardware) located on Concourse C ("C
       Sortation Equipment") as of DBO, but
       not the space associated therewith
       nor any subsequent C Sortation
       Equipment or trackage, shall be a
       part of and charged to the UABS and
       shall be charged exclusively to
       airlines operating from Concourse B;
       provided, however, that if the C
       Sortation Equipment is utilized by an
       airline or airlines operating on
       Concourse C, then said C Sortation
       Equipment shall no longer be charged
       to the airline or airlines operating
       on Concourse B.

  iv.  All baggage system equipment
       (hardware) for the AABS and the UABS
       located in the landside terminal and
       the tunnel, and space associated with
       said hardware located in the landside
       terminal, baggage system maintenance
       areas, and all control room equipment
       and certain space in the landside
       terminal and tunnel for the AABS and
       UABS (collectively the "Spine
       Equipment and Space") shall be
       allocated on the basis of 65% to the
       UABS, and thus to airlines serving
       Concourse B, and 35% to the AABS, and
       thus to airlines serving Concourse A,
       and shall be further allocated among
       such airlines on the respective
       Concourses on the basis of their
       origination and destination passenger
       traffic; provided, however, that
       Continental, for itself, its
       successors, and assigns, hereby
       agrees that in the event it no longer
       operates at DIA but remains an
       operating airline during the 5 years
       following DBO, it, or its successors
       or assigns, shall be responsible to
       pay, during such initial five-year
       term, a share of the 35% of the Spine
       Equipment and Space based on its
       actual 1995 DIA origination and
       destination passenger traffic, but
       not less than 800,000 origination and
       destination passengers.  In the event
       that Continental ceases operation
       without a successor or assign, then
       the 35% share of the Spine Equipment
       and Space shall be paid as follows:
       For each six-month period after the
       commencement of the assessment of
       charges for the AABS pursuant to
       subparagraph a.vii hereof, the
       Concourse A airlines shall
       collectively pay 100% of their 35%
       share of the Spine Equipment and
       Space, unless the total origination
       and destination traffic on
       Concourse A is below 1.0 million
       passengers.  In that event, the A
       Concourse airlines shall be charged
       for the AABS share of the Spine
       Equipment and Space costs, using the
       1.0 million passenger level as the
       "denominator" of origination and
       destination traffic on Concourse A
       for such six-month period and using
       the airlines' actual origination and
       destination traffic as the numerator,
       with the resulting quotient
       multiplied by the 35% charge for the
       Spine Equipment and Space for that
       six-month period.  The balance of the
       35% share of the Spine Equipment and
       Space not charged to any airline
       under this methodology shall, subject
       to all prior requirements of CCD's
       bond ordinances applicable to the
       airport or airport system, be paid by
       net revenues of DIA.  If for any
       reason DIA net revenues are
       insufficient or otherwise cannot be
       used to pay such costs, then each
       Concourse A signatory airline shall
       have the right to move to Concourse C
       to the extent available space exists,
       and be subject to rates and charges
       as if such airline were on
       Concourse C whether or not such
       airline is actually able to obtain
       space on such Concourse.

   v.  The parties recognize and acknowledge
       that the 65/35 allocation of Spine
       Equipment and Space costs is
       desirable for the first 5 years after
       DBO, but may not be desirable over a
       longer term.  Accordingly, at least 8
       months prior to the end of the first
       five years after DBO, any airline or
       group of airlines representing at
       least 40% of combined Concourses A
       and B origin and destination traffic
       may, with respect to the second
       five-year period and thereafter,
       cause CCD to charge the Spine
       Equipment and Space to airlines
       operating on Concourses A and B based
       on such airlines' respective shares
       of the combined A and B origination
       and destination traffic.  If this
       right, as set forth herein, is
       exercised, CCD shall change the
       allocation as set forth in
       subparagraph a.iv above to reflect
       the provisions of this paragraph,
       thus creating a common A/B system for
       purposes of allocating Spine
       Equipment and Space costs.  If no
       such right is exercised, then the
       Spine Equipment and Space costs shall
       continue thereafter to be allocated
       as set forth in subparagraph a.iv of
       this paragraph 5.

  vi.  If, at any time after DBO, a baggage
       system, automated or otherwise, other
       than the BBS, is constructed for
       Concourse C, the costs of such system
       shall not be charged, in whole or
       part or in any way to airlines
       operating from Concourses A or B and
       such costs shall be allocated to a
       separate cost center, to be charged
       exclusively to Concourse C airlines
       based on their respective origination
       and destination traffic and, in
       addition, an equitable share of any
       common equipment and space shall be
       allocated to such airlines to the
       extent such common equipment and
       space is utilized by a Concourse C
       system.

 vii.  The Concourse A airlines' AABS rates
       and charges for the A Sortation
       Equipment, associated space, and for
       the 35% of the Spine Equipment and
       Space as set forth in subparagraphs
       a.i and a.iv of this paragraph 5,
       shall begin to be charged to such
       airlines at the earlier of
       (1) certification by CCD that the
       AABS meets the performance standards
       established in Contract F-300B as
       modified by amendments and change
       orders thereto through Change Order
       14 or (2) November 15, 1995.  Between
       DBO and the assessment of rates and
       charges for the AABS, as provided for
       herein, said rates and charges shall,
       subject to all prior requirements of
       CCD's bond ordinances applicable to
       the airport or airport system, be
       paid from net DIA airport revenues.

viii.  Any expenditures required to make the
       AABS operational shall be paid by CCD
       as part of its obligations under
       Contract F-300B and the amendments
       and change orders thereto.  Any
       additional expenditures, unless paid
       for by CCD's share of net revenues,
       for the AABS cannot be made without
       the approval of signatory airlines
       and their sublessees serving
       Concourse A carrying at least 51% of
       the origination and destination
       traffic on such concourse.  In no
       event shall any expenditures for the
       AABS, over and above that which is
       currently approved in Contract F-
       300B, including the amendments and
       change orders thereto through Change
       Order 14, be charged directly or
       indirectly or in any way to United,
       except to the extent United is
       operating from Concourse A.

  ix.  The Concourse A airlines' obligation
       to pay for the AABS as set forth in
       subparagraph a.vii of this
       paragraph 5, shall not constitute an
       obligation of the Concourse A
       airlines to use the AABS unless the
       AABS meets the performance and
       reliability criteria established in
       F300-B, as amended, and change orders
       thereto through the date hereof and
       (1) the total actual annual
       origination and destination traffic
       on Concourse A exceeds 4.5 million
       passengers, or (2) the airlines
       carrying at least 51% of the
       origination and destination traffic
       on Concourse A (excluding United if
       United operates from Concourse A)
       elect to request the use of such
       system.

b.  Operations and Maintenance Costs.
Continental hereby agrees for itself and its sublessees and CCD agrees that any other airline operating from Concourse A, either as a signatory or nonsignatory airline, shall pay a pro rata share of the costs of an operations and maintenance agreement for the AABS, UABS, and the BBS on the following terms and conditions:

   i.  For so long as the airlines operating
       on Concourse A are not required to
       use, or do not elect to use, the
       AABS, such airlines shall not,
       pursuant to this Agreement, be
       responsible for, and shall not be
       obligated to pay for, any portion of
       the costs of the "O&M Agreement," as
       defined in subparagraph b.ii below.
       If the Concourse A airlines commence
       the actual use of the AABS pursuant
       to subparagraph a.ix above, then and
       only then the following subparagraphs
       shall apply.

  ii.  The operations and maintenance
       agreement shall be the agreement
       dated January 25, 1995 between United
       and BAE Automated Systems, Inc.,
       entitled Denver International Airport
       Agreement for Operations, Maintenance
       and Management Services, or any
       substantially similar successor
       agreement if the BAE contract is
       terminated pursuant to its provisions
       ("O&M Agreement"), which O&M
       Agreement shall be expanded to
       include the AABS and that part of the
       BBS serving Concourse A.

 iii.  The "O&M Agreement" shall not be
       applicable to the C Concourse portion
       of the BBS, and the Concourse C
       carriers shall be separately
       responsible for the O&M costs for
       that part of the BBS which serves
       Concourse C.  If the AABS is not in
       use by airlines on Concourse A, the
       Concourse A airlines shall be
       separately responsible for the O&M
       costs for that part of the BBS
       serving Concourse A.

  iv.  The parties acknowledge that the O&M
       Agreement is a five-year agreement.
       The Concourse A and B airlines agree
       to pay for the cost of the O&M
       Agreement, except those costs related
       to the BBS, as follows:

                                A Carriers'   B Carriers'
      O&M Contract Segment          Share         Share
    Management                      35%          65%
    Terminal/spine/control room     35%          65%
    Concourse A                    100%           0%
    Concourse B                      0%         100%

  v.   The O&M Agreement costs for any
       portion of the BBS shall be allocated
       pursuant to the formula for
       allocation of the equipment costs for
       the BBS.

 vi.   In the event that an automated system
       is built, after DBO, for Concourse C
       and if Concourse C airlines also join
       in some portion of the O&M Agreement,
       then the allocable shares of each
       segment of the O&M Agreement shall be
       adjusted on an equitable basis to
       reflect the addition of such
       airlines.

vii.   The annual costs of the O&M Agreement
       shall be established by United
       pursuant to the provisions of the O&M
       Agreement, provided however that the
       annual budget for the segment of the
       contract solely attributable to
       Concourse A shall be determined by
       the Concourse A airlines in the
       manner provided in the O&M Agreement,
       with a vote required to bind the
       Concourse A airlines of a majority of
       the signatory airlines and their
       sublessees serving Concourse A,
       cumulatively carrying at least 51% of
       such airlines' Concourse A
       origination and destination
       passengers for the immediately
       preceding calendar year (except 1994
       calendar year Stapleton International
       Airport passenger figures for such
       Concourse A airlines shall be used
       from DBO of DIA through the end of
       1995).

viii.  The airlines serving Concourse A
       shall have the right to dispute the
       allocation of budgeted costs among or
       between contract segments of the O&M
       Agreement, with a vote required to
       bind the Concourse A airlines of a
       majority of the signatory airlines
       and their sublessees serving
       Concourse A, cumulatively carrying at
       least 51% of such airlines'
       Concourse A origination and
       destination passengers for the
       immediately preceding calendar year
       (except 1994 calendar year Stapleton
       International Airport passenger
       figures for such Concourse A airlines
       shall be used from DBO of DIA through
       the end of 1995).


       c.  Miscellaneous Baggage System Provisions.

  i.   The cost allocations provided for in
       this paragraph 5 shall not result in
       joint or joint and several liability
       for any airline.

 ii.   CCD agrees that, except for
       international arrivals, no airlines
       will be allowed to locate on
       Concourse A or to use Concourse A on
       a charter basis or other limited
       basis unless such airlines agree to
       pay a fair and equitable share of the
       AABS costs, Spine Equipment and
       Space, and, if applicable pursuant to
       subparagraph b above, their allocable
       share of the O&M Agreement,
       substantially on the basis set forth
       above or on other fair and equitable
       terms and conditions, with
       appropriate adjustments for signatory
       or nonsignatory status.  CCD will
       credit the AABS cost center to the
       extent of such collected rates and
       charges from charter or other limited
       basis operations.

6. Audit Rights: Notwithstanding paragraph 2 above, the Carriers will retain the right to audit any and all of the amounts and the allocation of costs and cost centers pursuant to the agreed upon rates and charges methodology, and to dispute (i) such allocations to the extent inconsistent with such methodology, and (ii) the amounts of any charges to them. The Carriers also retain the right to request annual audits.

CCD will follow such procedures and keep and maintain such books, records and accounts as are necessary or required under the provisions of the pertinent agreement or CCD's bond ordinances applicable to the airport or airport system. Such books, records and accounts will contain all items affecting the computation of airline rentals, rates, fees and charges, recorded in accordance with reasonable accounting principles or procedures. All Carriers will have the right, at any reasonable time and at their own expense, until the expiration of three (3) years after the termination of their respective use and lease agreements, to examine and make copies of CCD's books, records and accounts pertinent to such agreements.

Each Carrier agrees that the Auditor of CCD or any of the Auditor's duly authorized representatives, until the expiration of three (3) years after the termination of each respective Carrier's Lease, shall have the right, at any reasonable time and at its expense, to have access to and the right to examine any books, documents, papers and records of the Carrier pertinent to such agreement.
Nothing herein shall be construed to allow a change to the baggage system cost allocation methodology in subparagraph
5.a.iv above.

7. Capitalization of Delay Costs: Subject to CCD's obligations to the owners of its airport revenue bonds, and consistent with CCD's obligations to United for repayment of Delay Costs for the period March 10, 1994 through May 15, 1994, pursuant to Section 3.03 of the agreement between CCD and United dated September 1, 1994, as amended on October 14, 1994, CCD will use its best efforts to capitalize delay costs incurred between March 10, 1994 and May 15, 1994 and, if successful, will then return to the airlines all amounts paid to date to defray such costs. Subject to CCD's obligations to the owners of its airport revenue bonds, CCD will include such capitalized delay costs in the rate base for all carriers, based on a capitalization period of not less than the term of any bonds issued to finance such costs or 20 years, whichever is greater. Notwithstanding the foregoing, should CCD not return to United said Delay Costs amounts, nothing herein shall waive United's rights under Section
3.03 of the aforesaid agreement, as amended.

8. Sublease Rights: As a special incentive for Continental agreeing to commit to take more gates, as of DBO, than the number of gates it requires as of DBO, and in compromise of the disputes between the parties, CCD will amend its policy on subleasing rights, which amended policy will remain in effect no less than five years from DBO, to conform to the following:

       a.  CCD will approve a request by
       Continental to sublease any of its gates to any other airline so long as (i) all other available gates at DIA are leased to an airline (other than the City's two international Concourse A gates), or
       (ii) Continental and the subleasing airline are parties to a legitimate code-sharing agreement;

       b.  In addition to the rights in "a" above,
       CCD will approve a subleasing request by Continental as to the seven gates and associated space that are contemplated to be subleased to Frontier and America West, if any of such subleased gates and associated space thereafter becomes vacant, so long as the "replacement" subleasing airline is either (i) a new entrant to DIA (not serving
       DIA prior to such replacement sublease) or
       (ii) an airline already serving DIA on
       Concourse A who wishes to take one or more additional gates on Concourse A, and no other gates on such Concourse are available to be leased by CCD to such airline at such time.

       c.  CCD will approve a request by
       Continental to sublease or enter into a use agreement with respect to its club space or mail sort facility on reasonable terms and conditions related to the facilities.

       d.  No sublease for any space will release
       an airline from its obligations under its Lease, and such airline will remain primarily liable unless CCD elects to require an assignment of such airline's
       Lease.

9. Releases: CCD and Continental, and their subsidiaries, affiliates, representatives, agents, officers, directors, employees, successors and assigns, hereby mutually release and discharge each other from and against any and all claims, demands, causes of action, damages, losses or liabilities arising from or relating to:

       a.  Any acts or omissions prior to the date
       of execution of this Agreement, arising from or relating to the Airport Use and Facilities Lease Agreement, the Amendatory
       Agreement, the Agreement on a New Airport, as amended, or the March 16, 1994 Agreement between CCD and Continental, including but not limited to any failure by Continental to occupy, or pay rates and charges on, any gates or space in the terminal complex or Concourse A at DIA prior to the date of execution of this Agreement; and

       b.  any claim by Continental that CCD was
       required to open DIA prior to February 28, 1995; and

       c.  any claim by Continental that CCD was
       required to provide an "Integrated Automated
       Baggage Handling System;" and

       d. any claim by Continental that CCD failed to coordinate or consult with Continental in the planning, design, development and construction of DIA, that CCD failed to expedite completion, minimize costs and stay within its budget, and that CCD failed to perform as a reasonably prudent airport operator in the planning, design, development, and construction of DIA; and

       e. any claim by CCD against Continental for rates and charges at DIA in excess of those required by or pursuant to this Agreement, or by agreements not modified, amended or superseded by this Agreement, it being expressly agreed that CCD shall withdraw invoices for rates and charges at DIA previously submitted to Continental for the months of March and April 1995, and CCD shall reissue to Continental invoices for March and April 1995 as if this Agreement had then been in full force and effect as of DBO

This provision shall not be construed to release any claims arising from any breach of this Agreement or any claims not specifically released herein. The foregoing releases shall not affect or release in any way the parties' rights under paragraph 6 of this Agreement, the exercise of such rights, or the consequences of the exercise of such rights. CCD shall, upon payment of amounts due from Continental pursuant to subparagraph 9.e of this Agreement and other amounts due, owing and outstanding as of May 1, 1995 regarding three special facility leases for facilities at Stapleton and four support facilities at DIA, cause to be dismissed, without prejudice except to the extent of the claims released, the claims filed against Continental in the matter City and County of Denver, Colorado v. Continental Airlines, Inc.,
Civ. 95-S-419 (D. Colo. filed February 22, 1995).

10. Binding Terms: This Agreement is binding on the parties hereto and Continental shall be entitled to rely hereon in order to occupy and to give up for occupancy premises in the locations and numbers specified in paragraph 2 above, together with associated operations space.

11. Bond Ordinance: This agreement and any agreement contemplated hereby will be in all respects subject and subordinate to any and all City bond ordinances applicable to the airport and airport system and to any other bond ordinances which hereafter may amend, supplement or replace such ordinances; except to the extent that any ordinances that amend, supplement, or replace such ordinances impair the rights of the Carriers under this Agreement. The parties acknowledge and agree that all property subject to any agreement which was financed by the net proceeds of tax-exempt bonds is owned by CCD, and the Carriers which are a party thereto agree not to take any action that would impair, or omit to take any action required to confirm, the treatment of such property as owned by CCD for purposes of Section 142(b) of the Internal Revenue Code of 1986, as amended. In particular, the Carriers agree to make an irrevocable election
(binding on themselves and all successors in interest) not to claim depreciation or an investment credit with respect to any property subject to any agreement which was financed by the net proceeds of tax-exempt bonds and will execute such forms and take such other action as CCD may reasonably request in order to implement such election.

12. Revenue Credit Split: The annual "revenue credit" for DIA, if any, to be divided between the Capital
Improvement Account and the Airline Revenue Credit
Account, shall be divided as follows:

                              Capital        Airline
                            Improvement      Revenue
       Years from DBO      Account Share  Credit Share
             0-5              20%              80%
             6-11             25%              75%
             12-              50%              50%

13. CCD Use of Available Office Space: CCD agrees that for so long as the currently available office or other unleased space at DIA is available for office space at DIA, it will not cause to be built any additional office space over and above existing space, at DIA for the purpose of use by CCD employees or agents at DIA.

14. Sixth Runway: CCD will proceed with the completion of Runway 16R - 34L and related taxiways in two phases.
In the first phase, CCD will complete the rough grading in FY95-96 utilizing the existing AIP #09 Grant for $10 million and the $6 million required as matching funds, which funds shall come from the proceeds of 30-year bond sales or the Capital Fund. In the second phase, CCD will complete the remainder of the final grading, paving, lighting and related work to provide a complete operational unit, only if: (i) its operational effectiveness, utilizing computer simulation SIMMOD
(current version), is proven to result in annual operational cost savings that equal or exceed the annual debt service and operating and maintenance expenses of this phase of the sixth runway project; or (ii) signatory airlines that account for at least 51% of total landed aircraft weight during the previous fiscal year approves;
or (iii) the FAA funds 75% of the entire cost of the remainder of the sixth runway project.

15. Execution by Counterparts: This agreement may be signed in two or more counterparts, each of which shall be deemed an original.

16. Conflicts With and Amendments of Existing Leases and Other Agreements: In the event of any inconsistency between the Carriers' Leases, or any other agreements between Carriers and CCD and the terms hereof, this Agreement shall control, supersede, and amend any such inconsistent or contrary provisions, but all provisions in such leases or agreements not inconsistent with the terms and provisions hereof shall remain in full force and effect.

17. Condition; Final Approval: This Agreement is conditioned on CCD obtaining the written consent of a numerical majority of the signatory airlines and a majority of the signatory airlines in terms of rentals, rates, fees and charges paid in the preceding fiscal year, pursuant to the General Provisions Section set forth in the Rate-Making Procedures and Reestablishment Part of the Airport Use and Facilities Lease Agreements of such signatory airlines. In addition, this agreement is expressly subject to, and shall not be or become effective or binding on CCD until executed by CCD and an executed copy has been delivered to at least one of the Carriers.

18. Effective Date: For purposes of rates and charges assessed to airlines at DIA, this Agreement shall be deemed to be effective as of May 1, 1995; provided, however, that as part of the compromise of the litigation pending between Continental and CCD, Continental's rates and charges for March and April, 1995, shall be calculated as if this Agreement were effective as of DBO.

19.    DBO:  "DBO" as used herein is February 28, 1995.


ATTEST:                         CITY AND COUNTY OF DENVER


______________________________  By_________________________
ARIE P. TAYLOR, Clerk and         Mayor Wellington E. Webb
Recorder, Ex-Officio Clerk of
the City and County of Denver   Dated:_____________________

Dated:_______________________
                                RECOMMENDED AND APPROVED:


APPROVED AS TO FORM:            By_________________________
                                  Manager of Public Works
DANIEL E. MUSE, Attorney for
the City and County of Denver   Dated:_____________________



By____________________________  By_________________________
  Assistant City Attorney       Manager of Aviation

Dated:________________________  Dated:_____________________


                                REGISTERED AND
                                COUNTERSIGNED:


                                By__________________________
                                  Auditor

                                Dated:______________________


ATTEST:


___________________________
Secretary


CONTINENTAL AIRLINES, INC.      UNITED AIR LINES, INC.


By /s/ Gordon M. Bethune        By /s/ Stuart I. Oran
   Gordon M. Bethune               Stuart I. Oran

Title: Chief Executive Officer  Title Executive Vice
                                      President - Corporate
                                      Affairs and General
                                      Counsel

Dated: April 3, 1995            Dated: April 3, 1995



                       MUTUAL RELEASE


     Continental Airlines, Inc. ("Continental") and United Air Lines, Inc. ("United") hereby grant releases to each other covering all claims of any nature arising out of or resulting from any or all of the following: (i) modifications of the "Integrated Automated Baggage Handling System" (as defined in Contract F-300B) pursuant to the agreement dated September 1, 1994 between the City and County of Denver, Colorado ("CCD") and United, as amended October 14, 1994; and (ii) the failure of Continental to occupy, or pay rates and charges on, any gates or facilities in the terminal complex or Concourse A at DIA except to the extent of Continental's obligations under the Agreement between and among Continental, United, and CCD, executed by Continental and United of even date herewith; provided, however, that in the event such Agreement does not become effective by April 17, 1995, this mutual release shall become null and void in its entirety unless further extended by mutual written agreement of Continental and United.


CONTINENTAL AIRLINES, INC.      UNITED AIR LINES, INC.


By:  /s/ Gordon M. Bethune      By:  /s/ Stuart I. Oran
     Gordon M. Bethune               STUART I. ORAN

Title:  Chief Executive Officer Title:  Executive Vice
                                        President
                                        Corporate Affairs
                                        and General Counsel

Dated:  April 3, 1995           Dated:  April 3, 1995



                                               EXHIBIT A TO AGREEMENT AMONG
                                                 CITY AND COUNTY OF DENVER,
                                                UNITED AIR LINES, INC., AND
                                                 CONTINENTAL AIRLINES, INC.
                                              (Revised Exhibit F to Leases)

                       DENVER INTERNATIONAL AIRPORT
                      AIRLINE RATE-MAKING METHODOLOGY

General Rate-Making Concepts

The City will use a "compensatory" methodology to establish Terminal Complex rental rates. The Airlines will pay the fully allocated cost of the space that they lease in the Landside Terminal building and airside concourses.

Landing fees will be established according to a "cost center residual cost" methodology, under which the airlines will pay the costs of the Airfield, after first deducting airfield revenues from other sources (primarily general aviation landing fees and fuel flowage fees).

Rate-Making Procedures at the Airport

At the Airport, the City intends to use cost accounting concepts and rate-making procedures as described in the following sections.

            Cost Center. Direct (revenue-producing) cost centers to be established for the New Airport are to include the following:

            Terminal Complex -- All levels of space, including the pedestrian bridge to Concourse A, the clerestory in Concourse B, public escalators, elevators and moving walkways in the Landside Terminal and airside Concourses A, B, and C.

            Airline Tenant Finishes and Equipment - Airline space finishes and equipment, ticketing facilities, loading bridges, communications equipment, baggage and flight information display systems, apron level commuter facilities and baggage sortation systems which shall include related equipment and space within Concourses A and B (and additional concourses as such sortation systems are operational), and approved modifications to the automated baggage systems. Sub-cost centers will be established for the Landside Terminal, the international facilities, each airside concourse and each airline as applicable.

            Joint Use Facilities - All space and related equipment in the Landside Terminal and Concourses allocated to Tug Circulation and common use facilities, (including, but not limited to, pre-conditioned air facilities, triturators, etc.). The apron level on Concourse C shall be included in the Concourse C tug circulation space (excluding the space occupied by the baggage carrousels on the Concourse C Apron).

            Baggage Claim -- All bag claim space and equipment in the Landside Terminal including carrousels, and input conveyors and related inbound baggage handling space in the Landside Terminal.

            Spine Equipment and Space -- The inbound and outbound automated DCV baggage systems (AABS and UABS), including their equipment and related space (excluding the Tunnel space allocated to the AGTS and Tunnel cost center) in the Landside Terminal and in the Tunnel from the Landside Terminal to the Concourses, separately serving Concourse A (the "AABS") and separately serving Concourse B (the"UABS"), including the costs of the maintenance space, control room equipment and related control room space, (excluding the costs of baggage sortation system equipment and space in the concourses and the costs of approved modifications to the automated systems which are included in the baggage sortation for each concourse).

            Backup Baggage System -- The outbound conveyor baggage system and equipment, including all costs of baggage equipment, and structural/construction modifications/costs to accommodate the Backup Baggage System and related operations, tug circulation and odd size lift space in the Landside Terminal, related maintenance space and the space in the parking structure used for the Backup Baggage System.

            AGTS and Tunnels -- The Automatic Guideway Transit System ("AGTS"), including vehicles and equipment, the AGTS tunnels and the baggage and tug tunnels between the Landside Terminal and the airside concourses and tunnel modifications to accommodate increased tug and cart operations.

            International Facilities -- International gates on Concourse A and related holdrooms, sterile circulation space, ramp areas, operations space and the FIS area in the Landside Terminal, and the international portion of the Connector to Concourse A.

            Concourse Ramp Area -- The aircraft parking aprons and pushback zones located adjacent to the airside concourses.

            Airfield Area -- The runway and taxiway system, undeveloped acreage and 50% of the costs incurred to develop the North Cargo Site prior to DBO.

            Public Parking Area - All space allocated for public parking in the parking structure and all other public parking lots (excluding the cost of the parking structure space exclusively dedicated to the Backup Baggage System which will be allocated to the Backup Baggage System cost center).

            Employee Parking Area -- The employee parking lot(s).

            Fueling System - The fuel storage and distribution system, including hydrant fueling pits at the aircraft parking aprons.

     Commercial Vehicle Facilities -- The surface parking area and building to be used for staging commercial vehicles and the dedicated commercial roadway serving the Terminal Complex. Commercial vehicles include hotel/motel courtesy vans, taxis and limousines.

     Rental Car Facilities -- Areas and roadways provided for Rental Car operations not in the Terminal Complex.

     Cargo Area -- The joint use air cargo facilities (including apron, building and truck parking areas) and other areas provided for air cargo carriers and freight forwarders.

     Airline Maintenance and Support Area -- Areas provided for airline maintenance facilities, cargo facilities and inflight kitchens.

     Airport Mail Facility -- Areas provided for the Airport mail facility to be constructed by the U.S. Postal Service.

     Additional Concourses -- Costs related to all levels of space and associated apron areas of any airside concourses in addition to Concourses A, B and C shall be allocated to new cost centers to be established.

Indirect (nonrevenue-producing) cost centers are to include:

     Access, Terminal, and Service Roadways -- Pena Boulevard, other secondary access roads, the terminal area roadways, the terminal curbsides, the perimeter circulation roadway, and other secondary internal roadways.

     Airport Maintenance -- Airport maintenance facilities and indirect (unallocated) maintenance expenses.

     Airport Administration -- Airport administrative facilities and administrative expenses.

     Aircraft Rescue and Fire Fighting -- The rapid response stations, structural fire station(s) and ARFF operating expenses.

Certain Cost Center Allocations

The net requirement of the Terminal Complex will be recovered through rental rates. Net Terminal Complex requirements will be divided by total rentable space in the Terminal Complex to determine the average rental rate per square foot of rentable space. Airlines will be charged this average rate for space that they lease. Undeveloped space in the Terminal Complex shall not be considered rentable space in computing the average rental rate. Space costs associated with the FIS area, international facilities, and AGTS and tunnel areas, baggage claim and baggage systems shall be assigned at the average Terminal Complex rental rate to the appropriate costs centers.

The net costs of the Ramp Area including pushback zones will be recovered through separate ramp fees assessed on a per-lineal-foot basis measured two hundred and fifty (250) feet from the exterior walls of each concourse. Commuter aircraft ramp fees will be calculated based on 50% of the sum of the per-lineal-foot measurement of the commuter facility ramp area.

The net costs of the Airfield Area will be recovered through landing fees assessed on the basis of the total landed weight of all aircraft using the Airport.

International fees on arriving international flights will be assessed on a per deplaning international passenger basis to recover costs allocable to the International Facilities cost center.
Fueling system charges will be distributed 10% equally and 90% on a gallonage basis among airlines to recover all of the costs associated with the fueling system.

Charges for the AGTS, the AGTS tunnels, and the baggage and tug tunnels between the landside terminal and the airside concourses will be assessed among airlines on the basis of their respective originating and destination passengers at the Airport for the preceding three-month period.

Baggage Claim space will be costed at the average rental rate in the Terminal Complex. This amount will be added to the Baggage Claim cost center costs. Charges for the Baggage Claim cost center will be allocated among airlines on the basis of their respective deplaned destination passengers for the preceding three-month period.

Landside Terminal space allocated to the Backup Baggage System will be costed at the average rental rate of the Terminal Complex. This space shall be allocated based on Airline rented square footage in the Landside Terminal and charged to the Airline Tenants. Space in the Public Parking Area will be costed at the average cost per square foot of the Parking Structure, and, when applicable, will be added to the Backup Baggage System cost center. Charges for the Backup Baggage System cost center, including equipment, structural/construction costs and related space as described above, will be allocated to a sub-cost center for each of the five modules presently developed in the Terminal and Parking Structure (additional modules will be added when developed). The costs of each module shall be charged to the airline(s) leasing or using those facilities. In the event the Backup Baggage System equipment and/or space is jointly used by two or more airlines, such costs will be allocated among such airlines on the basis of their proportional number of carrousels in the module exclusively used by each airline to the total number of carrousels in their module. Furthermore, if a carousel is jointly used by two or more airlines, the costs allocated to such carousel will be further allocated to each carrier using the carousel based on their proportional share of originating passengers.

The cost of the Parking Structure will be allocated to each module based on the square footage of that module used for the Backup Baggage System. However, the airlines will not be charged for such costs until the average number of cars in the Parking Structure exceeds 12,000 for 22 consecutive days.

Joint Use Facilities shall be costed at the average Terminal Complex rate. The cost of the Joint Use Facilities in each concourse shall be separately allocated based on Airline rentable square footage within the respective concourse and charged to the respective tenants/users of the facilities in each concourse based on their proportional share of rented square footage to the total rentable square footage.

For purposes of allocating costs to airlines based on rentable square footage, airline rentable square footage shall include the 215,000 square feet of unleased space that has been redefined for certain purposes as undeveloped space.

The space associated with the Spine Equipment and Space in the Terminal Complex will be costed at the average rental rate of the Terminal Complex. This amount will be added to the equipment costs of the Spine Equipment and Space and allocated 65% to the UABS serving Concourse B and 35% to the AABS serving Concourse A and assessed among the airlines on each respective concourse on the basis of their respective originating and destination passengers for the preceding three-month period. The parties recognize and acknowledge that the 65/35 allocation of Spine Equipment and Space is desirable for the initial 5-year term, but may not be desirable over a longer term. Accordingly, at least 8 months prior to the end of the first five years after DBO, any airline or group of airlines representing at least 40% of combined Concourses A and B originating and destination traffic may, with respect to the second five-year period and thereafter, cause the City to charge the Spine Equipment and Space to airlines operating on Concourse A and B based on such airlines' respective shares of the combined A and B originating and destination traffic.

The Concourse A airlines' rates and charges for the baggage sortation equipment and space on Concourse A and for the 35% of the Spine Equipment and Space shall begin to be charged to such airlines at the earlier of (1) certification by the City that the AABS meets the performance standards established in Contract F-300B as modified by amendments and change orders thereto through Change Order 14 or (2) November 15, 1995. Between DBO and the assessment of rates and charges for the baggage sortation equipment and space and the Concourse A proportional share of the Spine Equipment and Space, as provided for herein, said rates and charges shall, subject to all prior requirements of the City's Bond Ordinances applicable to the Airport or Airport System, be paid from net DIA airport revenues.

Continental, for itself, its successors, and assigns, agrees that in the event it no longer operates at DIA but remains an operating airline during the 5 years following DBO, it, or its successors or assigns, shall be responsible to pay, during such initial five-year term, a share of the 35% of the Spine Equipment and Space based on its actual 1995 DIA originating and destination passenger traffic, but not less than 800,000 originating and destination passengers. In the event that Continental ceases operation without a successor or assign, then the 35% share of the Spine Equipment and Space shall be paid as follows: For each six-month period after the commencement of the assessment of charges for the AABS, the Concourse A airlines shall collectively pay 100% of their 35% share of the Spine Equipment and Space, unless the total originating and destination traffic on Concourse A during such period is below 1.0 million passengers. In that event, the Concourse A airlines shall be charged for the AABS share of the Spine Equipment and Space, using the 1.0 million passenger level as the "denominator" of originating and destination traffic on Concourse A for such six-month period and using the airlines' actual originating and destination traffic as the numerator, with the resulting quotient multiplied by the 35% charge for the Spine Equipment and Space for that six-month period. The balance of the 35% share of the Spine Equipment and Space not charged to any airline under this methodology shall, subject to all prior requirements of the City's Bond Ordinances applicable to the Airport or the Airport System, be paid by net revenues of DIA. If for any reason DIA net revenues are insufficient or otherwise cannot be used to pay such costs, then each Concourse A signatory airline shall have the right to move to Concourse C to the extent available space exists, and be subject to rates and charges as if such airline were on Concourse C whether or not such airline is actually able to obtain space on such Concourse.

The City shall credit the AABS cost center to the extent of collected rates, fees and charges assessed charter and other limited basis operations on Concourse A.

Airline Tenant Finish and Equipment costs, excluding the costs of the baggage sortation equipment and approved modifications to the automated DCV baggage system to provide for the automated system on Concourses A and B, shall be allocated to the applicable sub-costs centers and then divided by total airline rentable space in that cost center to determine the average tenant finish rate per square foot. The cost of the baggage sortation space shall be included in the costs of the Tenant Finish and Equipment and allocated based on airline rentable space.

The costs of the Concourse A baggage sortation system equipment and approved modifications shall be allocated exclusively to the airlines operating on Concourse A on the basis of their respective passenger enplanements. The costs of the Concourse B baggage sortation system equipment and approved modifications shall be allocated exclusively to the airlines operating on Concourse B on the basis of their respective passenger enplanements. The costs of the Concourse C baggage sortation system equipment as of DBO shall be allocated to the Concourse B sortation system equipment until such equipment is otherwise utilized or leased by other airlines.

In the event an automated baggage system is constructed for Concourse C or for any additional airside concourse, the costs related to such baggage system(s), equipment and space shall be allocated to Concourse C, or the new concourse as applicable, and charged exclusively to the airlines operating on such concourse.

Costs associated with undeveloped acreage will be allocated to the Airfield Area until the land is developed. Costs and revenues associated with developed acreage will be allocated to the applicable cost center.

Not more than forty percent (40%) of the costs (debt service and operating and maintenance expenses) associated with the Access and Terminal Roadways shall be allocated to the Terminal Complex.

Costs associated with the Service Roadways shall be allocated back to the direct cost centers based primarily on which cost centers benefit from such Service Roadways.

Not more than eighty percent (80%) of the costs associated with Aircraft Rescue and Fire Fighting shall be allocated to the Airfield Area cost center.

Costs associated with the Airport Administration cost center will be allocated based on a 50/50 revenue/direct expense formula: fifty percent (50%) on the percentage distribution of operating revenue by cost center and the remaining fifty percent (50%) allocated on the percentage distribution of direct Operation and Maintenance Expenses by cost center.

Undeveloped space shall include: (i) space in which no buildout has occurred, (ii) the space in the basement of Concourse C until such space is leased or utilized, (iii) no more than 215,000 square feet of unleased operational and office space (including the prorata costs of Tenant Finish and Equipment and Joint Use Facilities) until such space is exclusively leased and (iv) the space in level 3 of the Landside Terminal interior to the tug circulation rights-of-way not otherwise leased or used.

Airport Costs

Airport "costs" (also referred to as "requirements") include without limitation:

     (1)  Operation and Maintenance Expenses.

     (2) Debt service on Bonds issued for the Airport and any other amounts required under the General Bond Ordinance except debt service on PFC-enhanced bonds for which PFC revenues are available.

     (3)  Debt service on Bonds used for Airport land acquisition.

     (4) Amortization of 50% of the City's New Airport expenditures incurred prior to January 1, 1990, from Capital Fund and Operating Fund moneys used for (a) pre-1990 planning and administrative costs, (b)Airport land acquisition, (c) New Airport Project costs, and (d) debt service on Bonds used for Airport land acquisition.

     (5) Amortization of all investments made for the New Airport Project costs from other than Bonds or grants after January 1, 1990 and prior to DBO.

     (6) Amortization of the City's investment in the Airport Coverage Account to be accumulated during the pre-DBO period.

     (7) For the purposes of items (4), (5), and (6) above, amortization charges are to be calculated over 15 years at the weighted average effective interest cost on all Airport fixed-rate Bonds prior to January 1, 1997. Except and only to the extent, if any, that the rights of the owners of its airport revenue bonds (including, without limitation, the rights arising from the rate maintenance covenant) are not thereby materially impaired, the City will cause, by January 1, 1997 (or as soon thereafter as possible consistent with the City's aforesaid obligations to owners of its airport revenue bonds), amortization of the net unamortized balance of City's investments in items (4), (5) and
          (6) above on a straight-line basis for the balance of the period through March 1, 2025.

     (8) Amortization of reimbursements made to United Airlines related to costs for modifications to the United Airlines automated DCV baggage system, not to exceed $45 million, from other than bonds shall be calculated on a straight line basis over 30 years, effective as of the date of any such reimbursement, at the weighted average effective interest rate of all Airport fixed-rate bonds prior to January 1, 1997.

     (9) Amortization of the City's investments from the Capital Fund, subsequent to DBO, shall be amortized at the average rate of the Airport fixed-rate bonds over 15 years and charged to the Airlines.

PFC Revenues

PFC Revenues will not be treated as airport revenues for the purpose of establishing airline rates, fees and charges. For rate-making purposes, PFC revenues shall be allocated to the extent available, to at least fifty percent (50%) of the capital costs and/or debt service associated with the following eligible projects in the following order of priority: (1) facilities for the Federal Inspection Services, (2) the portion of Airport Boulevard from an interchange with the Proposed E-470 to the terminal and terminal area roads, (3) the Automated Guideway Transit System ("AGTS"), including vehicles and equipment and (4) the AGTS tunnels. That portion of the capital costs or debt service paid for by PFC revenues will not be included in the calculation of the airline rate base.



Airport "Credits"

Debt service will be charged to the airline rate base at the Airport in lieu of amortization of such Airport costs as are bond-financed. Interest income on the Bond Reserve Fund (provided that the minimum Bond Reserve Requirement has been funded) and on the Interest and Principal Accounts of the Bond Fund that are Gross Revenues shall be credited to the cost centers of the Airport in the same proportion as the debt service allocation.

The City shall establish accounts within the Capital Fund as illustrated in Figure 2. Net Revenues of the Airport System, as defined in the General Bond Ordinance, flowing to the Capital Fund each year are to be used to replenish reserve funds or accounts as required in the General Bond Ordinance and the Coverage Account and to fund the Equipment and Capital Outlay Account for equipment and capital outlays included in the operating budget. Remaining Net Revenues are to be allocated as follows: (a) 80% for the first five years following DBO, 75% for the next six years, and 50% thereafter, up to a maximum of $40 million to flow into the Airline Revenue Credit Account to be applied as a credit against Signatory Airline rates and charges in the following fiscal year and (b) the balance to flow into the Capital Improvement Account.

Prior to DBO, City shall create an Airport Coverage Account and fund that account up to an amount equal to twenty-five percent (25%) of Debt Service Requirements on Bonds issued to finance the Airport (other than Special Facilities Bonds and other Bonds to finance support facilities such as cargo, maintenance and food preparation facilities). The Airport Coverage Account shall be considered as Other Available Funds (as defined in the General Bond Ordinance) for the purpose of meeting the Rate Maintenance Covenant. Airline rentals, rates, fees and charges will not be used for such funding unless the intended sources are insufficient to fully fund the Airport Coverage Account prior to DBO.

Miscellaneous

The City intends to redeem, defease or otherwise provide for the outstanding Series 1984 and 1985 Bonds that relate to Stapleton. The "land acquisition" portion of the 1985 Bonds, portions of the 1984 Bonds and the interim improvements portion of the 1985 Bonds used for the New Airport Project will be refinanced if it is determined to result in financial savings to the City.

All defined terms used herein shall be consistent with the defined terms in the General Bond Ordinance.

Gross Revenues of the Airport System shall include, after January 1, 1994, the proceeds of the City's 1989 $0.02 per-gallon fuel tax increase.

Any payments received within six (6) months after DBO from tenants of Stapleton for activities prior to DBO of the Airport shall be treated as if received prior to DBO for purposes of allocation of the Capital Fund.